Advisory: TransAlta second quarter 2012 results and conference call

CALGARY, Alberta (July 3rd, 2012) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its second quarter 2012 results before market open on Tuesday, July 31st, 2012. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-2218
Toll-free North American participants – 1-866-226-1793

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 5833327. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our, wind, hydro, geothermal, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor and Media inquiries:

Jess Nieukerk

Director, Investor Relations

Phone:  1-800-387-3598 in Canada and U.S.

Email: investor_relations@transalta.com